UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Greif, Inc.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6

(CUSIP Number)

Joseph P. Boeckman, Esq.

Baker & Hostetler LLP

65 East State Street

Suite 2100

Columbus, Ohio 43215

(614) 228-1541

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [            ].

SCHEDULE 13D

(Amendment No. __)

CUSIP No.: 397624 20 6

(1)	Name of reporting person Judith D. Hook
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Citizen of the United States of America
	(7)	Sole voting power 3,036,935 shares of Class B Common Stock (as of May 7, 2012)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 3,036,935 shares of Class B Common Stock (as of May 7, 2012)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 3,036,935 shares of Class B Common Stock (as of May 7, 2012)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 13.7%
(14)	Type of reporting person IN

ITEMS 1 THROUGH 7 OF

SCHEDULE 13D (AMENDMENT NO.     )

FOR JUDITH D. HOOK

Background of Filing

This Schedule 13D (Amendment No.     ) (this “Schedule 13D”) is being filed solely on behalf of Judith D. Hook (“Ms. Hook”). Previous to this filing, and since May 26, 2009, Ms. Hook has filed Schedule 13Ds and amendments thereto jointly with other members of her family and associated family trusts. Ms. Hook last filed a joint Schedule 13D/A on May 24, 2010.

This Schedule 13D relates to the following transactions by Ms. Hook with respect to the Class B Common Stock (as defined below) since May 24, 2010:

1.	On December 21, 2010, Ms. Hook made a gift of 385 shares of Class B Common Stock to her adult child. As a result, Ms. Hook no longer beneficially owned those shares.

2.	On January 4, 2011, Ms. Hook made a gift of 2,772 shares of Class B Common Stock to her adult child. As a result, Ms. Hook no longer beneficially owned those shares.

3.	On June 6, 2011, Ms. Hook made a gift of 75,000 shares of Class B Common Stock to a family trust. Ms. Hook is not the trustee of this family trust and has no voting or investment authority with respect to these shares. As a result, Ms. Hook no longer beneficially owned those shares.

4.	On November 1, 2011, Ms. Hook made a gift of 25,000 shares of Class B Common Stock to a family trust. Ms. Hook is not the trustee of this family trust and has no voting or investment authority with respect to these shares. As a result, Ms. Hook no longer beneficially owned those shares.

5.	On December 29, 2011, a new trustee was appointed to succeed Ms. Hook and the other co-trustees of a family trust called the Nob Hill Trust. As of such date, the Nob Hill Trust owned 2,127,026 shares of Class B Common Stock. As a result, Ms. Hook no longer beneficially owned those shares.

Item 1.	Security and Issuer

This Schedule 13D pertains to the Class B Common Stock, without par value (the “Class B Common Stock”), of Greif, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Ms. Hook.

(b)	The business address for Ms. Hook is 65 East State Street, Suite 2100, Columbus, Ohio 43215.

(c)	Present Principal Occupation or Employment of Ms. Hook: Investor

(d)	Conviction in Criminal Proceedings: Ms. Hook has not been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: Ms. Hook has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of Ms. Hook: United States of America

Item 3.	Source and Amount of Funds or Other Consideration

As trustee under her revocable, grantor retained annuity, charitable lead annuity and family trusts, Ms. Hook is the beneficial owner of 3,036,935 shares of Class B Common Stock. Ms. Hook and these trusts acquired all of these shares by gift or for no consideration.

Item 4.	Purpose of Transaction

Except as otherwise described in this Item 4, Ms. Hook does not have any individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

While Ms. Hook has no current plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company from third parties, from time to time Ms. Hook may engage in transactions with other members of the Dempsey family or entities controlled by the Dempsey family (such as corporations, limited liability companies, partnerships and trusts) in which Ms. Hook may acquire or dispose of shares of Class B Common Stock.

Ms. Hook is a director of the Company. Changes to the Company’s present board of directors may occur as a result of persons nominated for election as directors by the board of directors or a committee thereof and who are subsequently elected by the Company’s Class B stockholders.

Item 5.	Interest in Securities of the Issuer.

(a)	Ms. Hook is the beneficial owner of 3,036,935 shares of Class B Common Stock representing 13.7% of the outstanding shares of Class B Common Stock.

(b)	Ms. Hook has the sole power to vote and dispose of 3,036,935 shares of Class B Common Stock. All of these shares are held in various trusts in which Ms. Hook is the sole trustee.

(c)	No transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. Hook.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by Ms. Hook.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Ms. Hook and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 7, 2012	/s/ Judith D. Hook
Judith D. Hook